UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

 (Amendment No. __)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 1,062,229
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 1,062,229
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.2%[1]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 1,062,229[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,062,229[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.2%[3]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,062,229 shares of Common Stock owned of record by Riley Investment Partners L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 1,083,077[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,083,077[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,077
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.3%[3]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,062,229 shares owned of record by Riley Investment Partners, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned of record by B. Riley & Co. Retirement Trust.

2

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 6

Item 1.

Security and Issuer

Common Stock, par value $.01 per share, of MAIR Holdings, Inc. (“Common Stock”)

MAIR Holdings, Inc.

Fifth Street Towers, Suite 1360

150 South Fifth Street

Minneapolis, MN  55402

Item 2.

Identity and Background

(a)

Riley Investment Partners, L.P. (Delaware limited partnership, formerly known as SACC Partners LP)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners, L.P. (“RIP”).  Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust (“BRCRT”).  Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above.  BRCRT is located at the address specified in (b)(ii) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s purchases were made with RIP partnership funds.  BRCRT’s purchases were made with funds deposited into the Trust.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

The Reporting Persons originally filed a Schedule 13G as passive investors. Since filing Schedule 13G, the Reporting Persons have become concerned that the Issuer is not receiving fair value for

CUSIP No. 560635104	13D	Page 7

its subsidiary Mesaba Airlines (“Mesaba”), in connection with their negotiations with Northwest Airlines (the Issuer’s largest shareholder) with respect to Mesaba’s bankruptcy claim and/or acquisition.  The Reporting Persons believe that the interests of the independent shareholders should be represented in the negotiation and approval of any such transaction.

On December 29, 2006, RIM sent a letter to the Issuer raising, among other things, their concerns with respect to the proposed transaction and urging that the interests of independent, significant shareholders be actively represented in the negotiation and approval of any such transaction.  In the letter, RIM also proposed that any transaction between Northwest Airlines and the Issuer or Mesaba be approved by a majority of the shares held by the Issuer’s disinterested shareholders.  RIM also offered to participate in the negotiating process and expressed its desire to enter into immediate discussions to fill the vacancies on the Issuer’s board with RIM’s representatives.   RIM noted in the letter that if its concerns were not addressed, it reserved its rights to protect its interests, including through intervention in the Mesaba or Northwest Airlines bankruptcy proceedings, seeking to call a shareholder meeting to amend the Issuer’s bylaws to require approval of such a transaction by disinterested shareholders and seeking to enlarge the Issuer’s board of directors to allow the Issuer’s shareholders to fill the vacancies.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.  The taking of the actions proposed by the Reporting Persons in the letter or at the special meeting of Issuer’s shareholders described above may result in an extraordinary corporate transaction or sale of assets involving the Issuer or its subsidiary, a change in the Issuer’s present board of directors and management, a material change in the Issuer’s dividend policy, a change in the Issuer’s business or corporate structure and changes to the Issuer’s bylaws.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

However, the Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other shareholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 560635104	13D	Page 8

Item 5.

Interest in Securities of the Issuer

(a)

RIP owns 1,062,229 shares of Common Stock.  Because RIM has sole voting and investment power over RIP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of RIP, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 1,062,229 shares owned of record by RIP, which represent approximately 5.2% of the outstanding Common Stock.

Two of RIM’s clients collectively own 293,752 shares of Common Stock.  Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 293,752 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 1.4% of the outstanding Common Stock.

BRCRT owns 20,848 shares of Common Stock.  Because Mr. Riley, in his role as Trustee, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned of record by BRCRT, which represent approximately 0.1% of the outstanding Common Stock.

All ownership percentages are based on 20,591,840 shares of Common Stock outstanding at September 30, 2006, as reported in the Issuer’s Quarterly Report of Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

Transactions effected in Common Stock that have taken place in the past sixty days are attached as Exhibit B.

(d)

As the beneficial owner of 293,752 shares of the Issuer’s Common Stock, RIM’s clients referenced to above are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Two of RIM’s clients collectively own 293,752 shares of Common Stock.  The agreement between these clients and RIM states that RIM acts as a discretionary investment advisor and directs the client’s investment in the Issuer, but in certain circumstances, the client may alter the decision taken or otherwise direct the disposition or voting of the securities.  Mr. Riley and RIM disclaim beneficial ownership in these 293,752 shares.

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter sent to the Issuer, dated December 29, 2006

Exhibit B

Transactions in the past sixty days with respect to the Issuer’s Common Stock

CUSIP No. 560635104	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2006

Riley Investment Partners, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025

Phone (310) 966-1445   Fax (310) 966-1096

www.rileyim.com

December 29, 2006

Mr. Robert Pohlad, Chairman of the Board

Paul Foley, President and Chief Executive Officer

MAIR Holdings, Inc.

Fifth Street Towers, Suite 1360

150 South Fifth Street

Minneapolis, MN  55402

Dear Gentleman:

Riley Investment Management holds approximately 5.2% of the outstanding shares of MAIR Holdings. As we have previously discussed, we are aware of acquisition discussions between Northwest Airlines and Mesaba Airlines, a wholly owned subsidiary of MAIR, and have noted Northwest’s most recent amended Schedule 13-D. We believe the $145 million claim amount proposed by Northwest is grossly inadequate. We believe that Lloyd Miller, who holds approximately 4.56% of the MAIR stock, Palmyra Capital Advisors which holds approximately 1.8% along with several other shareholders, share our concerns.

We believe that for meaningful discussions on claim values or acquisition values to occur between Northwest Airlines and Mesaba, it is necessary that MAIR’s independent shareholders participate. Northwest, MAIR’s largest shareholder with approximately 28% of the outstanding shares (not 39.5% as claimed in Northwest’s 13-D filing), has a clear conflict of interest in the negotiation process and the current MAIR directors may have long-standing relationships with Northwest due to its stake in the Company. To assure fairness in both substance and procedure, it is imperative that the interests of other significant shareholders are actively involved in the negotiation and approval of any transaction. The board cannot assume that Northwest will negotiate for the company or its shareholders’ best interests. Nor can it be assumed that, if the company’s shareholders are asked to approve any transaction with Northwest, Northwest, as a MAIR shareholder, will vote its shares in the best interest of the company or the company’s disinterested shareholders. Shareholders of MAIR should remember that Doug Steenland, president of Northwest Airlines, appears to have ignored similar conflict of interest issues when he served on the board of MAIR during the negotiation of Mesaba’s current ASA and also oversaw MAIR’s $30 million investment into Mesaba. Both the ASA and $30 million investment were completed less than three weeks prior to Northwest Airlines filing for bankruptcy and under Mr. Steenland’s watch as a MAIR board member.

To ensure the fair treatment of the company’s shareholders, any deal between Northwest and the company or its subsidiary should be approved by a majority of the company’s disinterested shareholders. We hope you concur. We are offering to play a constructive role in this process in the effort to receive fair value for our ownership of Mesaba. Because we represent a significant percentage of MAIR’s outstanding stock not held by Northwest and are not conflicted with regard to the negotiations with Northwest, we believe our participation would improve the negotiating process. We note there are currently three vacancies on the board and wish to enter into immediate discussions regarding placing our representatives on the board.

Given the announcement by Northwest of its plans, and the need for a timely response, we would be interested in meeting with you soon to discuss our views. If you prefer, we will seek to include other significant holders in such a meeting.

If our concerns are not addressed, we reserve our rights to protect our interests and those of other holders by all reasonable methods, including intervention in the Mesaba or Northwest bankruptcy proceedings, or seeking to convene a shareholder meeting which would amend the MAIR bylaws to require approval by holders not affiliated with Northwest, and possibly also seek to enlarge the MAIR board in a manner that would let shareholders fill the new seats created by the expansion.

We hope that we can resolve these concerns amicably in the interest of all shareholders.

Very truly yours,

/s/ John Ahn

John Ahn

Principal, Riley Investment Management LLC

cc:  John Spanjers, President and Chief Operating Officer of Mesaba Airlines

      Douglas Steenland, President and Chief Executive Officer of Northwest Airlines

EXHIBIT B

	Transaction Code	Quantity	Price	Date
RIP	Sell	(917)	$5.7500	10/30/2006
	Buy	92	$5.5000	11/8/2006
	Buy	2,580	$6.6880	12/22/2006
	Buy	6,632	$6.8500	12/26/2006
	Buy	1,441	$6.8500	12/27/2006
	Buy	10,540	$6.9881	12/28/2006

Investment Advisory Client
	Sell	83	$5.7500	10/30/2006
	Buy	8	$5.5000	11/08/2006
	Buy	234	$6.6880	12/22/2006
	Buy	600	$6.8500	12/26/2006
	Buy	130	$6.8500	12/27/2006
	Buy	954	$6.9881	12/28/2006